Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

July 31, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

RE:	BowX Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 28, 2020
File No. 333-239941

Ladies and Gentlemen:

On behalf of BowX Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 31, 2020, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Registration Statement on Form S-1

Description of Securities

Exclusive Forum for Certain Lawsuits, page 136

1.	You disclose here and on page 65 that the exclusive forum provision in your certificate of incorporation will not apply to actions brought under the Securities Act, or the rules and regulations thereunder. However, the exclusive forum provision in your form of amended and restated certificate of incorporation filed as Exhibit 3.2 indicates that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy. In addition, if the provision does not apply to actions arising under the Securities Act, please ensure that the provision in your form of amended and restated certificate of incorporation states this clearly.

Securities and Exchange Commission

July 31, 2020

We have revised the disclosure in the form of Amended and Restated Certificate of Incorporation as requested and refiled such exhibit with the Registration Statement.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Vivek Ranadive
Chairman and Co-Chief Executive Officer